Exhibit 99.1

FOR IMMEDIATE RELEASE

Transition Therapeutics Announces Third Quarter Fiscal 2013 Financial Results

TORONTO, ON, May 7, 2013 – Transition Therapeutics Inc. (“Transition” or the “Company”) (TSX: TTH; NASDAQ: TTHI), a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets, today announced its financial results for the three and nine month periods ended March 31, 2013.

Selected Highlights

During fiscal 2013 and up to the date of this press release, the Company announced the following:

•	On April 30, 2013, Transition announced the results of a five-week proof of concept clinical study of TT-401 in type 2 diabetic and obese non-diabetic subjects. In the study, TT-401, a once-weekly administered peptide, demonstrated significant improvements in glycemic control and reductions in body weight;

•	On November 28, 2012, Transition announced that their licensing partner Elan had enrolled the first patient in a Phase II study of ELND005 for the treatment of agitation/aggression in patients with moderate to severe Alzheimer's disease;

•	On August 30, 2012, Transition announced that their licensing partner Elan had dosed the first patient in a Phase II clinical study of ELND005 in Bipolar Disorder. The study is a placebo-controlled, safety and efficacy study of oral ELND005 as an adjunctive maintenance treatment in patients with Bipolar 1 Disorder to delay the time to occurrence of mood episodes. As the first patient has been dosed in the study, Transition received a milestone payment of US$11 million from Elan.

Financial Liquidity

The Company’s cash and cash equivalents and short term investments were $22,942,039 at March 31, 2013.

The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements well beyond the next 12 months.

Financial Review

For the three month period ended March 31, 2013, the Company recorded a net loss of $2,903,331 ($0.11 loss per common share) compared to net loss of $3,072,112 ($0.11 loss per common share) for the three month period ended March 31, 2012.

For the nine month period ended March 31, 2013, the Company recorded net income of $2,078,181 ($0.08 income per common share) compared to a net loss of $9,733,290 ($0.39 loss per common share) for the nine month period ended March 31, 2012.

Revenue is nil and $10,815,200 in the three and nine month periods ended March 31, 2013 respectively, compared to nil in both three and nine month periods ended March 31, 2012.

In August 2012, Elan dosed the first patient in a Phase 2 clinical study of ELND005 in Bipolar Disorder. In light of the amendments to the Elan agreement, the Company has recognized $10,815,200 (US$11,000,000) as revenue during the first quarter of fiscal 2013 which represents the milestone payment received from Elan upon their commencement of the next ELND005 clinical trial. The payment from Elan was received on October 1, 2012.

Research and development expenses increased $483,948 or 26% from $1,896,585 for the three month period ended March 31, 2012 to $2,380,533 for the three month period ended March 31, 2013. For the nine month period ended March 31, 2013, research and development expenses increased $365,405 or 6% to $6,576,336 from $6,210,931 for the same period in fiscal 2012.

The increases in research and development expenses are primarily due to an increase in clinical development costs related to TT-401/402, which has been partially offset by a decrease in clinical development costs related to TT-301/302 as well as reduced salaries and related costs resulting from headcount reductions which occurred during the nine month period ended March 31, 2012.

General and administrative expenses decreased by $151,183 or 15% from $1,022,040 for the three month period ended March 31, 2012 to $870,857 for the same period in fiscal 2013. For the nine month period ended March 31, 2013, general and administrative expenses decreased $1,107,798 or 30% to $2,537,199 from $3,644,997 for the same period in fiscal 2012.

The decreases in general and administrative expenses for both the three and nine month periods ended March 31, 2013 are due to decreases in legal consulting fees and business development expenses. The decrease in general and administrative expenses for the nine month period ended March 31, 2013 is also attributed to decreased facility lease costs as well as decreased salaries and related costs resulting from headcount reductions as the comparative periods included severances relating to terminations. In both the three and nine month periods ended March 31, 2013, the decrease in general and administrative expenses have been partially offset by increased investor relation expenses.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. The Company’s lead CNS drug candidate is ELND005 for the treatment of Alzheimer's disease and bipolar disorder. Transition’s lead metabolic drug candidate is TT-401 for the treatment of type 2 diabetes and accompanying obesity. The Company’s shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com. Extracts of the Financial Statements to Follow:

CONSOLIDATED BALANCE SHEETS

(Unaudited)

As at

In Canadian Dollars	March 31, 2013	June 30, 2012

Assets
Current assets
Cash and cash equivalents	17,913,332	12,955,081
Short term investments	5,028,707	6,057,264
Trade and other receivables	53,875	43,658
Investment tax credits receivable	165,065	241,951
Prepaid expenses and deposits	472,338	316,286

	23,633,317	19,614,240
Non-current assets
Property and equipment	184,396	215,000
Intangible assets	15,929,319	17,263,790
Total assets	39,747,032	37,093,030

Liabilities
Current liabilities
Trade and other payables	942,192	1,178,915
Current portion of contingent consideration payable	2,321,373	2,321,373
	3,263,565	3,500,288

Non-current liabilities
Contingent consideration payable	1,434,958	1,434,958
Leasehold inducement	25,721	34,295
	4,724,244	4,969,541

Equity attributable to owners of the Company
Share capital	165,334,259	165,334,259
Contributed surplus	14,245,402	13,168,411
Share-based payment reserve	2,721,159	2,977,032
Deficit	(147,278,032)	(149,356,213)
	35,022,788	32,123,489

Total liabilities and equity	39,747,032	37,093,030

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

For the nine and three month periods ended March 31, 2013 and 2012

(Unaudited)

In Canadian Dollars	Nine month period ended March 31, 2013	Nine month period ended March 31, 2012	Three month period ended March 31, 2013	Three month period ended March 31, 2012

Revenues
Licensing fees	10,815,200	-	-	-
Expenses
Research and development	6,576,336	6,210,931	2,380,533	1,896,584
Selling, general and administrative expenses	2,537,199	3,644,997	870,857	1,022,040
Loss on disposal of property and equipment	-	125,748	-	7,125

Operating income (loss)	1,701,665	(9,981,676)	(3,251,390)	(2,925,749)

Interest income	107,448	124,352	38,959	44,013
Interest expense	-	(851)	-	-
Foreign exchange gain (loss)	269,068	124,885	309,100	(190,376)
Net income (loss) and comprehensive income (loss) for the period	2,078,181	(9,733,290)	(2,903,331)	(3,072,112)
Basic and diluted net income (loss) per common share	0.08	(0.39)	(0.11)	(0.11)

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

For further information on Transition, visit www.transitiontherapeutics.com, or contact:

Dr. Tony Cruz	Nicole Rusaw-George
Chairman & Chief Executive Officer	Chief Financial Officer
Transition Therapeutics Inc.	Transition Therapeutics Inc.
Phone: (416) 260-7770, x.223	Phone: (416) 260-7770, x.202
tcruz@transitiontherapeutics.com	nrusaw@transitiontherapeutics.com